Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Trading statement and production update for the year ended 31 December 2025

Johannesburg, 18 February 2026: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to share its trading statement and production update for the year ended 31 December 2025, reflecting a solid operating performance and significantly improved financial results.

Trading statement for 2025

In terms of paragraph 6.26 of the Listing Requirements of the JSE Limited (JSE), a company listed on the JSE is required to publish a trading statement as soon as it is satisfied that a reasonable degree of certainty exists that the financial results for the current period to be reported on, will differ by at least 20% from the financials result for the previous corresponding period.

Accordingly, stakeholders are advised that Sibanye-Stillwater expects to report headline earnings per share (HEPS) of between 232 SA cents (13 US cents) and 256 SA cents (14.3 US cents), representing an increase of more than 360% (or more than 3.6 times higher) compared with HEPS of 64 SA cents (3.5 US cents) for 2024. The Group expects to report a basic loss per share (EPS loss) of between 174 SA cents (9.7 US cents) and 194 SA cents (10.9 US cents) for 2025, representing an improvement of between 24.8% to 32.6%, compared with an EPS loss of 258 SA cents (14.1 US cents) for 2024.

The significant increase in HEPS reflects an increase in revenue primarily due to higher precious metals prices for 2025, which have continued to increase into 2026. Revenue less cost of sales before amortisation and depreciation for 2025 is expected to be more than 160% higher than for 2024.

The basic loss per share expected for 2025 is primarily due to the recognition of impairments totalling R14,007 million (US$783 million) or 495 SA cents (28 US cents) for 2025, which are non-cash items and are excluded from HEPS.

As required by IFRS Accounting Standards, the Group undertakes periodic impairment tests using Group-approved life of mine plans and applying various assumptions to determine the recoverable amounts of assets, including inter alia weighted average commodity prices and exchange rates derived by considering various bank and commodity broker consensus forecasts. Due to the cyclical nature and volatility of commodity prices, bank and broker consensus price forecasts are subject to frequent change, which may result in estimates of value for the Group assets varying from period to period. Impairments are non-cash items and are excluded from HEPS.

Impairments for the year ended 31 December 2025 are mainly related to:

- R7,804 million (US$436 million) for the Keliber lithium project for 2025, of which R2,460 million[1] (US$138 million) was recognised for H2 2025
- R3,779 million (US$217 million) at Kloof[2] during H2 2025
- R4,230 million (US$230 million) at the US PGM operations[3] reported in H1 2025
- These were partially offset by impairment reversals of R1,923 million (US$111 million)[4] for the Burnstone project and Beatrix and Driefontein operations for H2 2025

[1]The impairment of the Keliber lithium project during H2 2025 was due to a further decrease in the long-term lithium hydroxide price forecast compared to that at H1 2025 and an extended start and build-up assumption following the assessment in H2 2025

[2]The Kloof impairment was due to a decrease in the life of mine, resulting from logistical constraints, seismicity and safety concerns related to accessing higher-grade areas

[3]The impairment of the US PGM operations was a consequence of the One Big Beautiful Bill Act (OBBBA)

[4]The carrying values of Beatrix, Driefontein and Burnstone were reversed from previously recognised impairment losses, resulting from higher gold price consensus forecasts

The substantial increase in HEPS and reduced basic loss for 2025 compared to 2024 is primarily due to:

- substantially improved profitability from the SA gold operations (including DRDGOLD), resulting from a 39% increase in the average rand gold price received year-on-year
- significantly increased profitability from the SA PGM operations, due to the 28% increase in the average 4E PGM price received year-on-year and consistent production
- the financial turnaround at the US PGM operations, due to the successful restructuring in Q4 2024 and an 18% increase in the average 2E PGM price received year-on-year, underpinned by benefits from S45X credits
    - S45X advanced manufacturing production credits were recognised at both the US PGM mining and recycling operations, with cash payment of retrospective credits of US$248 million (R4.4 billion) for 2023 and 2024 expected during 2026
- impairment reversals on the Burnstone project, Beatrix and Driefontein operations (no impact on HEPS) as detailed above

The above-mentioned positive impacts were partially offset by the following:

- impairments recognised at the Keliber lithium project, US PGM operations and Kloof (no impact on HEPS) as detailed above
- a transaction-related loss due to the Appian legal settlement payment
- increased loss on financial instruments mainly due to the Burnstone debt increasing as a result of the higher forecast gold prices
- an increase in cash-settled share-based incentive payment expenses as a result of the significant increase in Sibanye-Stillwater's share price
- an increase in royalties and mining and income taxes, due to increased profitability from higher commodity prices

The conversion of rand amounts into US dollars is based on an average exchange rate of R17.88/US$ for 2025 and R18.32/US$ for 2024. This is provided as supplementary information only.

The financial information on which this Trading statement is based has not been reviewed or reported on by Sibanye-Stillwater's external auditors.

Production update for the year ended 31 December 2025

The Group's operational performance for 2025 was pleasing. All Group operations delivered production within or ahead of annual guidance:

- Production from the SA PGM operations of 1,797,928 4Eoz (including attributable production from Mimosa and third-party purchase of concentrate (PoC)) from the SA PGM operations was again within guidance and consistent with the previous year, despite a decline in surface production due to heavy rainfall during H1 2025 and temporary depletion of current surface reserves at both the Rustenburg and Marikana operations. The decline in lower-cost surface production negatively affected unit operating costs. The sharp increase in PGM prices from May 2025 resulted in a significant improvement in the financial performance of the SA PGM operations compared with H1 2025.

- Production from the SA gold operations (excluding DRDGOLD) of 15,066 kg (484,383oz) for 2025 was 11% lower year-on-year, but within revised guidance of 15,000kg and 16,000kg (480-514 koz). Ongoing operational challenges and safety-related production constraints at the Kloof operation contributed to most of the decline. AISC increased relative to 2024, primarily due to lower production, but the ongoing increase in the gold price throughout 2025 enabled steadily improving profitability from the SA gold operations during H2 2025.

- The restructuring undertaken at the US PGM operations during Q4 2024, successfully delivered mined 2E PGM production of 284,069 2Eoz for 2025, which exceeded the upper end of annual guidance of 270,000 2Eoz for 2025, and AISC below guidance for most of the year. Despite reducing production by approximately 33%, the associated reduction in operating cost successfully reduced losses (compared to those incurred during 2024) and improved the financial sustainability of the US PGM operations. The US PGM operations returned to profitability during Q4 2025 after PGM prices rallied in May 2025 and continued to rise through H2 2025.

- The Century tailings retreatment operation produced 101 kilotonnes (kt) of payable zinc metal for 2025 (82kt for 2024), a year-on-year increase of 23%, beating production guidance of 88.3kt - 97.8kt.

Results webcast and conference call

Sibanye-Stillwater will release its results for the six months and year ended 31 December 2025 on Friday, 20 February 2026 and will host a live presentation shared via a webcast (Webcast link) and conference call (Registration link for conference call) at 08h00 (CAT) / 06h00 (GMT) / 01h00 (EST) / 23h00 (MT). The results will be made available an hour before the presentation at 09h00 (CAT) / 07h00 (GMT) / 02h00 (EST) / 00h00 (MT) on the Group's website at www.sibanyestillwater.com/news-investors/investors/reports/quarterly/2025/.

** 4E: referring to four elements comprising platinum, palladium, rhodium and gold 2E: referring to platinum and palladium*
3E: referring to platinum, palladium and rhodium

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

Forward looking statements

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management.

Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.